FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire US Holdings, Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc

Jersey (Channel Islands)

5 Riverwalk, City West Business Campus

Dublin, 24

Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire US Holdings, Inc.

401(k) Savings Plan

Financial Statements as of and for

the Years Ended December 31, 2014 and 2013,

Supplemental Schedule as of December 31, 2014,

and Report of Independent Registered Public Accounting Firm

SHIRE US Holdings, Inc. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2014	15

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Shire US Holdings, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire US Holdings, Inc. 401(k) Savings Plan (the “Plan”), as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Shire US Holdings, Inc. 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

 Certified Public Accountants

West Chester, Pennsylvania

June 25, 2015

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:

Investments - at fair value:
Interest-bearing cash	$—	$1,630,829
Participant-directed brokerage accounts	1,023,883	—
Collective investment fund	28,546,846	25,162,775
Mutual funds	510,167,103	470,462,679
Shire plc stock	58,524,398	43,453,781

Total investments – at fair value	598,262,230	540,710,064

Receivables:
Employer contributions	3,895,610	3,453,826
Other receivable	80,298	45,172
Notes receivable from participants	6,493,636	6,938,752

Total receivables	10,469,544	10,437,750

Net assets available for benefits, at fair value	608,731,774	551,147,814

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(410,860)	(354,201)

NET ASSETS AVAILABLE FOR BENEFITS	$608,320,914	$550,793,613

See accompanying notes to financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions:
Investment activity:
Net appreciation in fair value of investments	$14,446,582	$85,913,197
Interest and dividends	38,008,336	14,256,276

Total investment activity	52,454,918	100,169,473

Interest income on notes receivable from participants	275,565	249,630

Contributions:
Participant	39,304,014	37,588,562
Participant rollovers	9,377,103	6,885,536
Employer	34,857,303	34,266,091

Total contributions	83,538,420	78,740,189

Total additions	136,268,903	179,159,292

Deductions:
Benefits paid to participants	(78,603,275)	(46,361,939)
Administrative expenses	(138,327)	(97,497)

Total deductions	(78,741,602)	(46,459,436)

NET INCREASE	57,527,301	132,699,856

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	550,793,613	418,093,757

End of year	$608,320,914	$550,793,613

See accompanying notes to financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	PLAN DESCRIPTION

Effective January 1, 2013, the Shire Pharmaceuticals Inc. 401(k) Savings Plan was renamed the Shire US Holdings, Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc. Subsidiaries covered by the Plan as of December 31, 2014 and 2013 include Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development LLC, Shire Regulatory Inc., Shire Human Genetic Therapies Inc., Shire Regenerative Medicine, Inc., Shire Pharmaceuticals LLC, Shire ViroPharma Inc., ViroPharma Biologics Inc., SARCode BioScience Inc., SHGT Executive Services LLC, Eminent Biopharmaceutical Services LLC, and Lumena Pharmaceuticals Inc. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining 18 years of age.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan. Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan. Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in Section 401(k) of ERISA. In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible compensation made to pre-tax, Roth, and after-tax contributions, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. IRC limitations for pre-tax and Roth contributions were $17,500 for 2014 and 2013 calendar years. The IRC limitation for pre-tax, Roth, after-tax, and employer matching contributions was the lesser of 100% of the participant’s eligible compensation or $52,000 for 2014 and $51,000 for 2013 calendar years. If an employee has attained age 50 before the end of the calendar year, pre-tax and Roth contributions may be made at any time throughout the year up to an additional contribution limit of $5,500 for 2014 and 2013. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans into the Plan. New hires and rehires are automatically enrolled in the Plan at an initial pre-tax deferral rate of 3% of compensation. Participants have the option at any time to increase or decrease their deferral percentage. Employees have a 30-day window to opt out of the initial 3% deferral rate.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The Company elected to make safe harbor matching contributions in 2014 and 2013 in accordance with statutory requirements. Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of eligible compensation. Additional discretionary amounts may be contributed at the option of the Company. There were no discretionary contributions made in 2014 and 2013.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, participant-directed brokerage accounts, and Shire plc Stock through the Shire Stock Fund. Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Fidelity Freedom K Fund; however, participants may change their investment funds at any time. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contribution and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund. Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with other plan expenses not paid by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in Company matching contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on the prime interest rate plus 1%. Principal and interest are paid ratably through payroll deductions.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Payment of Benefits — Upon termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Administrative Expenses — Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Revenue Sharing — The Plan has entered into a revenue sharing agreement with Fidelity. Under the terms of the agreement the Plan will earn revenue credits based upon the Plan’s holdings that Fidelity shall fund to the Plan quarterly. The Plan Administrator may direct Fidelity to use amounts held in the revenue credit account to reimburse the Employer for fees and expenses associated with services provided to the Plan, or pay vendors, including Fidelity or third parties, directly. Effective January 1, 2013, amounts unused for expenses may be allocated to participant accounts in accordance with the agreement. For plan years 2014 and 2013 Fidelity contributed $209,779 and $277,373, respectively, in revenue sharing credits to the Plan. In addition, during 2014 and 2013 the Plan used $57,769 and $17,580, respectively, of these credits to offset plan expenses. At December 31, 2014 and 2013 the balance in the revenue sharing credit account was $437,793 and $282,216, respectively.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one-year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2014 and 2013 forfeited non-vested accounts totaled $72,993 and $46,366, respectively. During the years ended December 31, 2014 and 2013, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $0 and $25,000, respectively. During 2014 and 2013, employer matching contributions were reduced by $0 and $19,497, respectively, from forfeited non-vested accounts.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Plan Amendments —

•	Effective December 2, 2014, the following amendments were made to the Plan:

▪	The amendment and restatement of the Basic Plan Document No.17 and its adoption agreement for the transitioning of the Shire Stock Fund from a unitized fund to share accounting.

•	Effective October 1, 2013, one investment offering was changed:

▪	The Managed Income Portfolio Class 1 fund closed and all assets were moved to The Managed Income Portfolio II Class 1 fund.

•	Effective September 4, 2013, two investment offerings were changed:

▪	The Black Rock Small Cap Growth Equity Portfolio Institutional Shares fund closed and all assets were moved to the Eagle Small Cap Growth Fund Class R5.

▪	The Perkins Small Cap Value Fund Class T was closed and all assets were moved to the Delaware Small Cap Value Fund Institutional Class.

•	Effective January 9, 2013, fifteen investment fund offerings were changed:

▪	The Fidelity Freedom Funds were closed and all assets were moved to the Fidelity Freedom K Funds representing thirteen target date funds.

▪	The Oppenheimer Developing Markets and Spartan Extended Market Index funds changed share classes, expense ratios and ticker symbols.

•	Effective January 1, 2013, the following amendments were made to the Plan:

▪	The amendment and restatement of the Basic Plan Document No.14 and its adoption agreement changing sponsorship of the Plan to Shire US Holdings, Inc. and renaming the plan as the Shire US Holdings, Inc. 401(k) Savings Plan.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Cash balances may exceed federally insured limits. During the years ended December 31, 2014 and 2013, the fair value of investments appreciated by $14,446,582 and $85,913,197, respectively, due to market volatility related to economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially affect participants’ account balances and the amounts reported in the financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Investment Valuation — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market. See Note 4 for discussion of fair value measurements. Shares of the Company stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value based on the fair market value of the underlying investments held by the fund less its liabilities. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value. Contract value is principal plus accrued interest. Participant-directed brokerage investments are valued at quoted market prices of the underlying common stock and mutual funds.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Credits earned during the year through the revenue sharing agreement are also included in net appreciation, see Note 1.

Management fees and operating expenses of the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed as incurred. A provision for doubtful accounts has not been recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Payment of Benefits — Benefits are recorded when paid.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Recent Accounting Pronouncement – In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy. This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy. Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV. ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015. Early adoption is permitted. Plan management is currently evaluating the impact that ASU 2015-07 will have on the Plan’s financial statements.

3.	STABLE VALUE FUND

Effective October 1, 2013, the Plan is invested in the Fidelity Managed Income Portfolio II fund (the “Fund”), which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity. Prior to this date the Plan was invested in the Fidelity Managed Income Portfolio fund.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. In accordance with Accounting Standards Codification (“ASC”) 962 Plan Accounting – Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The average yields for the Fidelity Managed Income Portfolio II fund as of December 31, 2014 are as follows:

Based on annualized earnings (1)	1.70%
Based on interest rate credited to participants (2)	1.38%

The average yields for the Fidelity Managed Income Portfolio II fund as of December 31, 2013 are as follows:

Based on annualized earnings (1)	1.59%
Based on interest rate credited to participants (2)	1.14%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements — The Plan follows ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

Investments measured at fair value consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Shire plc common stock	$58,524,398	$—	$—	$58,524,398
Mutual funds:
Money Market	1,402	—	—	1,402
Domestic Equity	239,505,196	—	—	239,505,196
Lifecycle	168,739,355	—	—	168,739,355
International Equity	52,239,427	—	—	52,239,427
Bond	49,681,723	—	—	49,681,723
Participant-Directed Brokerage Account:
Common Stock:
Domestic Equity	342,335	—	—	342,335
International Equity	5,976	—	—	5,976
Mutual Funds:
Money Market	243,508	—	—	243,508
Domestic Equity	379,360	—	—	379,360
International Equity	31,053	—	—	31,053
Bonds	21,651	—	—	21,651
Stable Value	—	28,546,846	—	28,546,846
Total investments measured at fair value	$569,715,384	$28,546,846	$—	$598,262,230

Investments measured at fair value consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,630,829	$—	$—	$1,630,829
Shire plc common stock	43,453,781	—	—	43,453,781
Mutual funds:
Domestic Equity	221,890,388	—	—	221,890,388
Lifecycle	147,749,592	—	—	147,749,592
International Equity	55,235,574	—	—	55,235,574
Bond	45,587,125	—	—	45,587,125
Stable Value:	—	25,162,775	—	25,162,775
Total investments measured at fair value	$515,547,289	$25,162,775	$—	$540,710,064

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The valuation techniques used to measure fair value of the investments are included in Notes 2 and 3. The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

Trustee Fidelity	2014	2013

* Shire plc Common Stock	$58,524,398	$43,453,781
Morgan Stanley Inst Mid Cap Growth I	34,956,007	39,277,371
American Funds EuroPacific Growth R5	**	28,499,474
PIMCO Total Return Institutional	**	28,155,384
* Fidelity Spartan 500 Index Institutional	35,304,306	**
Allianz NFJ Dividend Value Institutional	32,266,184	29,591,974
Mainstay Large Cap Growth I	30,836,768	28,732,313
* Fidelity Freedom K 2040 Fund	34,377,489	30,409,692

  *Denotes a party-in-interest

**Investment is below the 5% threshold at end of year

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013

Mutual funds	$(9,571,992)	$69,868,589
Participant-directed brokerage account:
Common Stock	(13,239)	—
Mutual Funds	(22,239)	—
Shire plc common stock	23,514,000	15,518,483
Collective investment funds	540,052	526,125
Total	$14,446,582	$85,913,197

Fair Value of Investments in Entities that Use NAV – In accordance with fair value measurements and disclosures guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for Plan investments, the fair values of which are estimated using the NAV per share as of December 31, 2014 and 2013:

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

December 31, 2014	Fair Value *	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II (1)	$ 28,546,846	$ –	Daily	None

December 31, 2013	Fair Value *	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II (1)	$ 25,162,775	$ –	Daily	None

* The fair values of investments have been estimated using the net asset value of the investment.

(1) The Fidelity Managed Income Portfolio II fund (the “Fund”) is comprised of investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The Fund invests in fixed income securities which may include US Treasury and agency bonds, corporate bonds, mortgage backed securities, commercial mortgage backed securities, asset backed securities, and shares of money market funds. The fund may also invest in futures contracts, option contracts, and swap agreements. Participant directed withdrawals may be made on a daily basis. Withdrawals directed by the Plan Sponsor must be preceded by twelve months written notice. See Note 3.

5.	exempt party-in-interest and related party TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative fees have been paid through a revenue sharing agreement with Fidelity rather than direct payments, see Note 1. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. In addition, the Plan invests in Shire plc Common Stock. Shire US Holdings, Inc. is the Plan sponsor and, therefore, these transactions qualify as related party and party-in-interest transactions. The Plan held 275,352 and 307,602 shares of the Shire Stock Fund at a fair value of $58,524,398 and $43,453,781 at December 31, 2014 and 2013, respectively. In connection with the Shire Stock Fund, the Plan earned $183,872 and $170,253 in dividends in 2014 and 2013, respectively. The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

7.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable determination letter from the Internal Revenue Service (“IRS”) on March 31, 2014, and the Plan also received a favorable determination letter from the IRS, dated June 17, 2004, both stating that the Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8.	RECONCILIATION of financial statements TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013.

	2014	2013

Net assets available for benefits per the financial statements	$608,320,914	$550,793,613
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	410,860	354,201
Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$608,731,774	$551,147,814

For the years ended December 31, 2014 and 2013, the following is a reconciliation of the net increase per the financial statements to net income per the Form 5500:

	2014	2013

Net increase per the financial statements	$57,527,301	$132,699,856
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(354,201)	(744,252)
Current year adjustment from fair value to contract value for fully benefit –responsive investment contracts	410,860	354,201

Net income per 5500, Schedule H, Part II (line 2k)	$57,583,960	$132,309,805

9.	SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 25, 2015, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014 Plan # 001 EIN 61-1493860

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	MUTUAL FUNDS—
*	Fidelity Investments	Fidelity Cash Reserves	**	$1,402
	PIMCO Funds	PIMCO Total Return Institutional	**	27,373,871
	Natixis Funds	Loomis Sayles Strategic Income Y	**	20,364,975
	Allianz Funds	Allianz NFJ Dividend Value Institutional	**	32,266,184
	Mainstay	Mainstay Large Cap Growth I	**	30,836,768
	T. Rowe Price	T. Rowe Price Dividend Growth Fund	**	28,236,029
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	**	34,956,007
	American Funds	American Funds EuroPacific Growth R5	**	26,998,467
	Delaware	Delaware Small Cap Value Institutional	**	14,357,294
	Oppenheimer Funds	Oppenheimer Developing Markets Y	**	23,462,919
	Eagle	Eagle Small Cap Growth R5	**	24,296,752
	Goldman Sachs	Goldman Sachs Mid Cap Value	**	25,484,424
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	**	13,767,431
*	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	35,304,306
*	Fidelity Investments	Fidelity Spartan International Index Advantage	**	1,778,041
*	Fidelity Investments	Fidelity Spartan US Bond Index Advantage	**	1,942,877
*	Fidelity Investments	Fidelity Freedom K 2005	**	215,569
*	Fidelity Investments	Fidelity Freedom K 2010	**	1,507,420
*	Fidelity Investments	Fidelity Freedom K 2015	**	5,218,455
*	Fidelity Investments	Fidelity Freedom K 2020	**	18,725,843
*	Fidelity Investments	Fidelity Freedom K 2025	**	17,428,471
*	Fidelity Investments	Fidelity Freedom K 2030	**	29,544,049
*	Fidelity Investments	Fidelity Freedom K 2035	**	27,799,131
*	Fidelity Investments	Fidelity Freedom K 2040	**	34,377,489
*	Fidelity Investments	Fidelity Freedom K 2045	**	19,491,163
*	Fidelity Investments	Fidelity Freedom K 2050	**	10,063,302
*	Fidelity Investments	Fidelity Freedom K 2055	**	1,357,900
*	Fidelity Investments	Fidelity Freedom Income	**	3,010,564
*	Fidelity Brokerage Link	Participant-Directed Brokerage Account	**	1,023,883

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	**	58,524,398

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Portfolio II, Class 1	**	28,546,846

	PARTICIPANT LOANS—
*	Participant Loans	Interest rates at 4.25% to 9.25%	-0-	6,493,636

*	Party-in-interest.
**	Cost data has been omitted for participant directed investments.

Signatures

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shire US Holdings, Inc. 401(k) Savings Plan (Name of Plan)

Date: June 25, 2015

/s/ Ginger Gregory

/s/ Christopher A. Nicholas